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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)(1)

                       AMERICAN TECHNICAL CERAMICS CORP.
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                                (NAME OF ISSUER)

                          Common Stock, $.01 par value
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                         (TITLE OF CLASS OF SECURITIES)

                                   030137103
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                                 (CUSIP NUMBER)

                              Joseph A. Colandrea
                               911 S. Ocean Blvd.
                           Boca Raton, Florida 33431
                                 (407) 338-6949
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                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 23, 1997
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            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 7 Pages)

--------------
   (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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-----------------------------                     -----------------------------
|    CUSIP NO. 030137103    |         13D         |      Page 2 of 7 Pages    |
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|  1 | NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE  |
|    | PERSONS                       Joseph Colandrea /###-##-####            |
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|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]           |
|    |                                                      (b) [ ]           |
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|  3 | SEC USE ONLY                                                           |
|    |                                                                        |
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|  4 | SOURCE OF FUNDS                                                        |
|    | 00                                                                     |
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|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   |
|    | ITEM 2(D) OR 2(E)                                        [ ]           |
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|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|    | U.S.A.                                                                 |
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|                |  7 | SOLE VOTING POWER                                     |
|                |    |                                                       |
|    Number of   |    |     0                                                 |
|     Shares     --------------------------------------------------------------
|  Beneficially  |  8 | SHARED VOTING POWER                                   |
|    Owned By    |    |   2,496,061 (See Item 5)                              |
|      Each      |    |                                                       |
|   Reporting    --------------------------------------------------------------
|  Person With   |  9 | SOLE DISPOSITIVE POWER                                |
|                |    |                                                       |
|                |    |     0                                                 |
|                --------------------------------------------------------------
|                | 10 | SHARED DISPOSITIVE POWER                              |
|                |    |   2,496,061 (See Item 5)                              |
|                |    |                                                       |
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| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|    |  2,496,061                                                             |
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| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |
|    |                                                          [ ]           |
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| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|    |  64.2%                                                                 |
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| 14 | TYPE OF REPORTING PERSON                                               |
|    |  IN                                                                    |
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|    CUSIP NO. 030137103    |         13D         |      Page 3 of 7 Pages    |
-----------------------------                     -----------------------------

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|  1 | NAME OF REPORTING PERSONS/S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE  |
|    | PERSONS                       Marie Colandrea /###-##-####             |
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|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [X]           |
|    |                                                      (b) [ ]           |
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|  3 | SEC USE ONLY                                                           |
|    |                                                                        |
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|  4 | SOURCE OF FUNDS                                                        |
|    | 00                                                                     |
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|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   |
|    | ITEM 2(D) OR 2(E)                                        [ ]           |
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|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                                   |
|    | U.S.A.                                                                 |
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|                |  7 | SOLE VOTING POWER                                     |
|                |    |                                                       |
|    Number of   |    |     0                                                 |
|     Shares     --------------------------------------------------------------
|  Beneficially  |  8 | SHARED VOTING POWER                                   |
|    Owned By    |    |   179,000 (See Item 5)                                |
|      Each      |    |                                                       |
|   Reporting    --------------------------------------------------------------
|  Person With   |  9 | SOLE DISPOSITIVE POWER                                |
|                |    |                                                       |
|                |    |     0                                                 |
|                --------------------------------------------------------------
|                | 10 | SHARED DISPOSITIVE POWER                              |
|                |    |   179,000 (See Item 5)                                |
|                |    |                                                       |
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| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           |
|    |  179,000                                                               |
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| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |
|    |                                                          [ ]           |
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| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     |
|    |  4.6%                                                                  |
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| 14 | TYPE OF REPORTING PERSON                                               |
|    |  IN                                                                    |
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|    CUSIP NO. 030137103    |         13D         |      Page 4 of 7 Pages    |
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                                Amendment No. 1
                                       to
                           Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                   under the
                  Securities Exchange Act of 1934, as Amended

         The undersigned hereby amends Items 4 and 5 of the Schedule 13D filed on October 18, 1985, with respect to the common stock, par value $0.01 per share, of American Technical Ceramics Corp. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the previously filed Schedule 13D, as amended.

ITEM 4. PURPOSE OF TRANSACTION

         The first sentence of Item 4 is hereby amended in its entirety to read as follows:

         "The 179,000 shares owned directly by Mr. and Mrs. Colandrea are held for investment."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Subparagraph (a)(i) of Item 5 is hereby amended in its entirety to read as follows:

         "The aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Colandrea as of July 16, 1997 is 2,496,061 and 64.2%, respectively, based upon 3,890,761 shares of Common Stock outstanding as of April 18, 1997, as reported in the Company's quarterly report on Form 10-Q for the fiscal quarter ended March 31, 1997. Of the 2,496,061 shares beneficially owned by Mr. Colandrea, (x) 179,000 shares are owned directly by Mr. and Mrs. Colandrea, as tenants in common, and (y) 2,317,061 shares are owned by Victor Insetta, the President and Chief Executive Officer of the Company, and are subject to a restated Shareholders' Agreement (the "Shareholders' Agreement"), dated April 15, 1985, among the Company and Messrs. Insetta, Colandrea and Joseph Mezey pursuant to which Messrs. Insetta, Colandrea and Mezey have agreed to vote their shares for certain persons as directors of the Company and to certain transfer restrictions. Mr. Colandrea expressly disclaims beneficial ownership of all the shares described in clause (y) of the preceding sentence."


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|    CUSIP NO. 030137103    |         13D         |      Page 5 of 7 Pages    |
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         (b) Subparagraph (a)(ii) of Item 5 is hereby amended in its entirety to read as follows:

         "The aggregate number and percentage of shares of Common Stock beneficially owned by Mrs. Colandrea as of July 16, 1997 is 179,000 and 4.6%, respectively, based upon 3,890,761 shares of Common Stock outstanding. The 179,000 shares are owned directly by Mrs. and Mr. Colandrea, as tenants in common."

         (c) Subparagraph (b)(i)(A) of Item 5 is hereby amended in its entirety to read as follows:

         "Mr. and Mrs. Colandrea share the power to vote and dispose of the 179,000 shares of Common Stock owned by them as tenants in common."

         (d) The third sentence of subparagraph (b)(i)(B) of Item 5 is hereby amended in its entirety to read as follows:

         "As of June 25, 1997, the number of shares of Common Stock owned by Mr. Insetta that are subject to the Shareholders' Agreement are 2,317,061."

         (e) The chart in subparagraph (c) of Item 5 is hereby amended in its entirety to read as follows:

Date           Type of Transaction       Number of shares     Price per Share
----           -------------------       ----------------     ---------------

7/16/97         Open Market Sales             25,000              $16.50

         As a result of the foregoing transactions, Marie Colandrea has ceased, as of July 16, 1997, to beneficially own more than 5% of the shares of Common Stock outstanding.

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|    CUSIP NO. 030137103    |         13D         |      Page 6 of 7 Pages    |
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                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  August 4, 1997

                                            ------------------------------
                                            Joseph A. Colandrea


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|    CUSIP NO. 030137103    |         13D         |      Page 7 of 7 Pages    |
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                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated:  August 4, 1997

                                            ------------------------------
                                            Marie Colandrea